                                                                    May 12, 2006

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mr. George F. Ohsiek, Jr., Branch Chief

Re:   Suburban Propane Partners, L.P.
      Form 10-K for Fiscal Year Ended September 24, 2005 Filed December 5, 2005
      Form 10-Q for Fiscal Quarter Ended December 24, 2005
      File No. 1-14222

Ladies and Gentlemen:

     This memorandum responds to the comments of the staff of the Securities and
Exchange Commission (the "Staff") contained in a letter to Suburban Propane
Partners, L.P. (the "Partnership"), dated April 28, 2006, relating to the Form
10-K for the fiscal year ended September 24, 2005, filed on December 5, 2005, and the Form 10-Q for the fiscal quarter ended December 24, 2005.

     Set forth below in bold are each of the comments in the Staff's letter.
Immediately following each of the Staff's comments is the Partnership's response to that comment, including where applicable, example language that we propose to incorporate into prospective filings with the Commission in response to the
Staff's comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 24, 2005
--------------------------------------------------

SELECTED FINANCIAL DATA, PAGE 12
--------------------------------

1.   BASED ON YOUR DISCLOSURES HERE AND ELSEWHERE THROUGHOUT THE DOCUMENT, WE
     NOTE THAT YOU ARE PRESENTING EBITDA AS A MEASURE OF YOUR LIQUIDITY. IN
     FUTURE FILINGS PLEASE REVISE YOUR DISCLOSURES HERE AND EACH PLACE WHERE
     EBITDA IS PRESENTED TO COMPLY WITH ITEM 10(e) OF REGULATION S-K AS FOLLOWS:

     a.   BECAUSE THE MEASURE YOU PRESENT IS CALCULATED DIFFERENTLY THAN EBITDA
          AS DEFINED IN SEC RELEASE NO. 33-8176, PLEASE RE-CHARACTERIZE THE
          MEASURE AS ADJUSTED EBITDA, OR USE AN OTHERWISE APPROPRIATE LABEL. IN
          THIS REGARD, YOU HAVE ADJUSTED GAAP NET INCOME TO EXCLUDE NOT ONLY
          INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, BUT ALSO LOSS ON DEBT
          EXTINGUISHMENT. REFER TO QUESTION 14 OF OUR FREQUENTLY ASKED QUESTIONS
          REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES AVAILABLE ON OUR
          WEBSITE AT WWW.SEC.GOV (THE NON-GAAP FAQ).

     b.   DISCLOSE THE ADDITIONAL PURPOSES, IF ANY, FOR WHICH YOU USE THE
          NON-GAAP FINANCIAL MEASURE. REFER TO ITEM 10(e)(1)(i)(D) OF REGULATION
          S-K.

          In future filings in which we deviate from the definition of EBITDA as set forth in SEC Release No. 33-8176, we will utilize the term
          Adjusted EBITDA and provide more detailed disclosure under "Selected
          Financial Data," and in each other place we use Adjusted EBITDA, in order to clearly describe the basis for our use of the term Adjusted
          EBITDA. Specifically, in our Form 10-Q for the upcoming fiscal quarter ending June 24, 2006 and for all future filings in which we present
          EBITDA exclusive of the loss on debt extinguishment, we will use the term Adjusted EBITDA and provide more detailed disclosure in addition to the disclosure regarding EBITDA that is already included in previous filings. An example of our future disclosure for EBITDA, and the additional disclosure for Adjusted EBITDA (underlined for your convenience), is as follows:

               EBITDA represents net income before deducting interest expense, loss on debt extinguishment, income taxes, depreciation and amortization. Our management uses EBITDA as a measure of
               liquidity and we are including it because we believe that it provides our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our Common Units. Moreover, our revolving credit agreement requires us to use EBITDA as a component in calculating our leverage and interest coverage ratios. EBITDA is not a recognized term under generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income or net cash provided by operating activities determined in accordance with GAAP. Because EBITDA as determined by us excludes some, but not all, items that affect net income, it may not be comparable to EBITDA or similarly titled measures used by other companies.
               We use the term Adjusted EBITDA to reflect the presentation of
               --------------------------------------------------------------
               EBITDA for the fiscal year ended September 24, 2005 exclusive of
               ----------------------------------------------------------------
               the impact of the non-cash charge for loss on debt extinguishment
               -----------------------------------------------------------------
               in the amount of $36.2 million. We use this non-GAAP financial
               --------------------------------------------------------------
               measure in order to assist industry analysts and investors in
               -------------------------------------------------------------
               assessing our liquidity on a year-over-year basis.
               --------------------------------------------------

               The following table sets forth (i) our calculation of EBITDA and
               (ii) a reconciliation of EBITDA, as so calculated, to our net cash provided by operating activities:

(Dollars in thousands)                                               FISCAL          FISCAL          FISCAL
                                                                      2005            2004            2003
                                                                  -------------   --------------  --------------

Net (loss) income                                                    $  (8,076)       $  54,304       $  48,669
Add:
    Provision for income taxes                                             803                3             202
    Interest expense, net                                               40,374           40,832          33,629
    Depreciation and amortization                                       37,762           36,743          27,520
                                                                  -------------   --------------  --------------
EBITDA                                                                  70,863          131,882         110,020
    Loss on debt extinguishment                                         36,242                -               -
                                                                  -------------   --------------  --------------
Adjusted EBITDA                                                        107,105          131,882         110,020
Add (subtract):
    Provision for income taxes                                            (803)              (3)           (202)
    Loss on debt extinguishment                                        (36,242)               -               -
    Interest expense, net                                              (40,374)         (40,832)        (33,629)
    Gain on disposal of property, plant and equipment, net              (2,043)            (715)           (636)
    Gain on sale of customer service centers                              (976)         (26,332)         (2,483)
    Changes in working capital and other assets and liabilities         12,338           29,065         (15,770)
                                                                  -------------   --------------  --------------
Net cash provided by (used in)
    Operating activities                                             $  39,005        $  93,065       $  57,300
                                                                  =============   ==============  ==============
    Investing activities                                             $ (24,631)       $(196,557)      $  (4,859)
                                                                  =============   ==============  ==============
    Financing activities                                             $ (53,444)       $ 141,208       $ (77,631)
                                                                  =============   ==============  ==============

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS....,
----------------------------------------------------------------------------

-------

CONTRACTUAL OBLIGATIONS, PAGE 33
--------------------------------

2.   PLEASE REVISE YOUR CONTRACTUAL OBLIGATIONS TABLE IN FUTURE FILINGS TO
     INCLUDE ESTIMATED INTEREST PAYMENTS ON YOUR DEBT. BECAUSE THE TABLE IS
     AIMED AT INCREASING TRANSPARENCY OF CASH FLOW, WE BELIEVE INTEREST PAYMENTS
     SHOULD BE INCLUDED IN THE TABLE. IF YOU CHOOSE NOT TO INCLUDE THESE
     PAYMENTS, A FOOTNOTE TO THE TABLE SHOULD CLEARLY IDENTIFY THE EXCLUDED ITEM
     AND PROVIDE ANY ADDITIONAL INFORMATION THAT IS MATERIAL TO AN UNDERSTANDING
     OF YOUR CASH REQUIREMENTS. SEE SECTION IV.A AND FOOTNOTE 46 TO THE
     COMMISSION'S MD&A GUIDANCE ISSUED DECEMBER 19, 2003 AVAILABLE AT
     WWW.SEC.GOV.

     We have complied with this comment in our most recent quarterly report on
     Form 10-Q for the fiscal quarter ended March 25, 2006, filed with the
     Commission on May 4, 2006, by adding an estimate of future interest payments to the table within the "Debt Obligations and Other Commitments"
     section of the MD&A. Please refer to page 34 of such filing, an excerpt of which is provided as follows for your convenience:

          Debt Obligations and Other Commitments

          The following table presents short-term and long-term debt obligations, cash interest and future minimum rental commitments due under noncancelable operating lease agreements as of March 25, 2006.
          For purposes of determining cash interest due under the Term Loan, a variable interest debt instrument, we have used the interest rate in effect as of March 25, 2006, taking into consideration the impact of the interest rate swap described above.

                                                                                PAYMENTS DUE BY PERIOD
                                              --------------------------------------------------------------------
    (Dollars in thousands)                      REMAINDER                                                FISCAL
                                                OF FISCAL      FISCAL        FISCAL        FISCAL       2010 AND
                                                  2006          2007          2008          2009       THEREAFTER          TOTAL
                                              -------------  -----------   -----------   ----------  -------------   --------------

    Short-term and long-term debt               $ 22,225      $      -      $      -       $     -      $ 548,187       $ 570,412
    Future interest payments                      21,065        35,603        37,731        37,731        108,650         240,780
    Operating leases                              12,196        17,403        13,208         8,071         10,120          60,998
                                                --------      --------      --------       -------      ---------       ---------
      Total debt obligations, cash interest
        and lease commitments                   $ 55,486      $ 53,006      $ 50,939       $45,802      $ 666,957       $ 872,190
                                                ========      ========      ========       =======      =========       =========

FINANCIAL STATEMENTS, PAGE F-1
------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-8
----------------------------------------------------

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9
-------------------------------------------------------------

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, PAGE F-9
-------------------------------------------------------

3.   PLEASE TELL US HOW YOU JUSTIFY CLASSIFYING UNREALIZED GAINS AND LOSSES ON
     DERIVATIVE INSTRUMENTS THAT ARE NOT DESIGNATED AS HEDGES AS OPERATING
     EXPENSES AND LATER RECLASSIFYING REALIZED GAINS AND LOSSES TO COST OF
     PRODUCTS SOLD. PLEASE TELL US THE DOLLAR IMPACT ON OPERATING EXPENSES AND
     COST OF PRODUCTS SOLD FOR ALL PERIODS PRESENTED. WE DO NOT BELIEVE THAT THE
     PRESENTATION OF UNREALIZED GAINS AND LOSSES IN ONE INCOME STATEMENT LINE
     ITEM WITH RECLASSIFICATION OF REALIZED GAINS AND LOSSES TO

     ANOTHER INCOME STATEMENT LINE ITEM IS APPROPRIATE. REFER TO PARAGRAPHS 238
     AND 349-350 IN THE BASIS FOR CONCLUSIONS TO SFAS 133.

     As a retail distributor of commodities such as propane and fuel oil, our average selling prices are largely dependent on the volatility in the commodity markets and represent a mark-up from the unit cost of these commodities. As more fully disclosed in Note 2, "Summary of Significant
     Accounting Policies," to the consolidated financial statements and in Item
     7A of our Annual Report on Form 10-K, we enter into derivative instruments in order to manage and hedge exposure to fluctuating prices of propane and fuel oil, as well as to help ensure the availability of product during periods of high demand. With this hedging strategy, we enter into futures, forward and option contracts, the majority of which qualify and are accounted for as cash flow hedges of our future purchases of inventory. A portion of our contracts do not qualify under SFAS 133 for classification as cash flow hedges and, as such, unrealized gains and losses are recognized in earnings for each reporting period.

     The realized gains and losses attributable to all derivative instruments, whether qualifying as cash flow hedges or not, become part of our weighted average cost of products sold, whereas unrealized gains or losses do not affect the value of inventory (i.e., the hedged item) until realized. We present the unrealized gains and losses within operating expenses in order to provide our investors and industry analysts with the actual weighted average cost of products sold as the item being hedged affects earnings.
     Additionally, we do not make a distinction of gross profit on our consolidated statement of operations. In Note 2, "Summary of Significant
     Accounting Principles," and Note 13, "Financial Instruments," to the
     consolidated financial statements and in Item 7A of our Annual Report on
     Form 10-K for the fiscal year ended September 24, 2005, we provide the financial statement reader with the line item on the consolidated statement of operations in which such unrealized amounts are reported and also disclose the dollar amount recognized for each period presented. In addition, in Note 2, "Summary of Significant Accounting Policies," we
     provide disclosure regarding the costs and expenses that are included within each of cost of products sold, operating expenses and general and administrative expenses within the consolidated statement of operations.
     Respectfully, we believe these disclosures provide the necessary transparency of our accounting policies for derivative instruments and the impact of such policies on the financial statements.

     Supplementally, the following is a summary of the dollar impact of realized and unrealized gains or losses reported for all periods presented:

                                                     FISCAL YEAR ENDED                     FISCAL QUARTER ENDED
                                        -------------------------------------------    -----------------------------
(Dollars in thousands)                     SEPT. 24,      SEPT. 25,     SEPT. 27,         DEC. 24,       DEC. 25,
                                              2005          2004          2003              2005           2004
                                        -------------  -------------  -------------    --------------   ------------

Realized gains/(losses) reported in
    cost of products sold                     $ (5,549)     $ (1,655)     $    (80)          $  (354)       $ 5,890
Unrealized gains/(losses) reported in
    operating expenses                        $ (2,497)     $ (4,523)     $ (1,500)          $ 7,042        $ 2,523

LONG-LIVED ASSETS, PAGE F-10
----------------------------

4.   TANKS AND CYLINDERS CONSTITUTE THE MAJORITY OF YOUR EQUIPMENT BALANCE. YOU
     DISCLOSE THAT EQUIPMENT IS BEING DEPRECIATED OVER PERIODS RANGING FROM 3 TO
     40 YEARS. PLEASE DISCLOSE IN GREATER DETAIL THE PERIODS OVER WHICH EACH OF
     YOUR PRIMARY CATEGORIES OF TANKS AND CYLINDERS ARE BEING DEPRECIATED
     CONSISTENT WITH YOUR RESPONSE TO COMMENT 44 IN YOUR LETTER TO US DATED MAY
     20, 2003. SHOW US HOW YOUR REVISED DISCLOSURES WILL READ IN FUTURE FILINGS.

     In future filings of our Annual Report on Form 10-K, we will provide more detailed disclosure of the primary categories of fixed assets within the
     "Selected Balance Sheet Information" note to the consolidated financial statements by segregating the value of office equipment from tanks and cylinders. As of September 24, 2005, the Partnership disclosed these categories on a combined basis as "equipment, primarily tanks and cylinders" with a total gross value of $436,918. Of this combined gross value, $19,083 represented office equipment and the remaining $417,835 represented tanks and cylinders.

     In addition, within the "Summary of Significant Accounting Policies" note to the consolidated financial statements, we will provide the range of estimated useful lives for each of these fixed asset categories as follows:

                Office equipment                  3 to 7 Years
                Tanks and cylinders             13 to 40 Years

     We will also add the following disclosure to the "Summary of Significant
     Accounting Policies" note in order to provide additional information regarding the average useful life of the tanks and cylinders category:

          "The weighted average estimated useful life of the Partnership's tanks and cylinders is approximately 25 years."

     In connection with responding to the Staff's comments, the Partnership hereby acknowledges that Suburban is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the fiscal year ended September 24, 2005 and its Form 10-Q for the fiscal quarter ended December 24, 2005; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the
Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate the Staff's feedback. If you have any further questions or comments, please do not hesitate to contact me at (973) 887-5300.

                                         Very truly yours,

                                         /s/ MICHAEL A. STIVALA
                                         ---------------------------------------
                                         Michael A. Stivala
                                         Controller and Chief Accounting Officer

Cc:  Ta Tanisha Henderson, Staff Accountant, Division of Corporation Finance,
     Mail Stop 3561
     Ellen Odoner, Weil, Gotshal & Manges LLP